Exhibit 99.111

CannTrust Makes History with First Shipment of Cannabis Oil to Danish Partner, STENOCARE

CannTrust is the First and Only Licensed Producer approved to ship to Denmark

VAUGHAN, ON, September 18, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”) (TSX: TRST), one of Canada’s leading and most trusted licensed producers of cannabis, today announced that it has completed its first shipment of cannabis oils to Danish Joint Venture Partner STENOCARE. With this groundbreaking shipment, CannTrust and STENOCARE are changing the face of medicine in Denmark by offering the first and only medical cannabis oils to be accepted onto the Danish Medicine List by the Danish Medicine Agency.

CannTrust’s cannabis oils are now available to patients in Denmark and provide a new option outside of cannabis tea, which has been the only cannabis product available in the Danish market to date. Since medical cannabis became legal in Denmark on January 1, 2018, physicians and patients have been anxiously awaiting the introduction of cannabis oil products, as they are indicated in Denmark for the management of multiple sclerosis, chronic pain, and nausea due to the side effects of chemotherapy.

“This first shipment of CannTrust products to STENOCARE marks an important advancement of medical cannabis in Denmark and is just the beginning of many shared successes for our two companies. It also signals a significant step in CannTrust’s international expansion. As more and more countries around the world accept and approve the use of medical cannabis, Denmark is a shining example of how CannTrust’s expertise and pharmaceutical approach make us a strong global partner,” said Brad Rogers, President, CannTrust.

“This is an historic milestone for STENOCARE, as the Danish quality requirements for safe and uniform products are some of the strictest in the world. Thanks to CannTrust’s consistent quality and standardized products, we are the first in Denmark to have cannabis oil products approved for the market, and we are thrilled to be able to provide Danish patients with another therapeutic option. We look forward to working with CannTrust on the next phase of our development,” says Thomas S. Schnegelsberg, CEO of STENOCARE.

The shipment advances the first phase of the STENOCARE strategy which is to import and distribute quality products from CannTrust.

Together, STENOCARE and CannTrust are leading the industry in Denmark. CannTrust first announced the Joint Venture with STENOCARE in March 2018. STENOCARE, a first-mover in Denmark’s legalization of medical cannabis, has supply agreements with two of Denmark’s leading pharmaceutical distributors, who together service 99% of pharmacies in the country.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing a standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

For more information, please visit: www.CannTrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances, including those relating to: the completion of the Breakthru transaction and the timing, including the purchase of common shares, and the use of proceeds therefrom, as well as the resulting business relationship between Breakthru and CannTrust; and, future product offerings of CannTrust. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with: satisfaction of all closing conditions of the Breakthru transaction; general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release. Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact: Sybil Eastman at Strategic Objectives, Tel: (416) 366-7735 X254 | Email: sybil.eastman@strategicobjectives.com